EXHIBIT 99.1

March 5, 2013

To the shareholders:

          Water is one of the most underappreciated natural resources that we have. Listening to our customers and responding to their needs is a core value at Electro-Sensors. We have a reputation for very high reliability products and outstanding customer service. However, for many of our customers last year, we could not provide the one thing they wanted most and that was rain. In early spring, expectations were for a bumper crop, but, by the end of summer, the drought across the central and mid-west states greatly reduced or destroyed many crops. It was a tough harvest season for a number of our agricultural customers. Fortunately, there was a good crop output in some of the northern states. For us, the drought had a negative effect on projects for crop storage and related handling equipment.

          Revenues increased 6.3% over 2011 with a total sales amount of $6,498,000. This increase was across most of the industries that we serve. Production plants and processing facilities must continue to expand and increase efficiency to meet the rising demand for food, agricultural products, and energy. This is where our products help customers solve their monitoring and control problems. Our sensors monitor speed, temperature, vibration, position, and provide accurate feedback to the control systems and operators at the plants. Last year we received two patents, one for our TT420Z temperature sensor probe adapter and the second patent was for our ST420 shaft tachometer speed sensor. New products that were developed and introduced to our customers included the ElectroSentry 16 for monitoring bearing temperatures and belt misalignment sensors, new speed sensors, and additional products for magnetic mounting of temperature sensors, metric speed switch mount, and upgrades to existing products.

          We know that long term success only comes through satisfied customers. Every employee is committed to producing high quality products that serve the customer for a long time. Electro-Sensors, Inc. is an ISO9001:2008 certified company which means that we employ processes and techniques to improve not only our products, but also our service to our customers. This year marks our thirteenth year of certification and again this year our auditor gave us good results and continued our certification. This is not an easy task and requires commitment from everyone in the company as they interact directly and indirectly with our customers. Thank-you to our dedicated employees for their work in making this happen!

          A dividend of $0.04 per share was paid each quarter to our shareholders reflecting a strong balance sheet. Electro-Sensors, Inc. has a great group of employees, representatives, and distributors that diligently work together to meet the needs of our customers. I want to thank each of them for their hard work and dedication. It is a team effort! Thank-you to each of you, our shareholders, for your support and confidence in this endeavor! We invite you to join us for our annual meeting on April 24, 2013 at the Sheraton Minneapolis West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

Bradley D. Slye

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